SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                               08 November 2006


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 08 November 2006 re: Issue of Equity




Lloyds TSB issue US$1,000 million American Depositary Shares representing Fixed/ Floating Rate Non-cumulative Callable Preference Shares

Lloyds TSB Group plc announced today that it has priced an issue of US$1,000 million American Depositary Shares representing fixed/floating rate non-cumulative callable preference shares (the "preference shares"). The proceeds of the issue will be used for general business purposes.

The preference shares are perpetual but callable after 10 years, with no step-up in dividend at that point, and have been priced with a dividend of 6.267% and issued at par. This represents a margin of 157 basis points over the yield at the time of pricing on the 4.875% US Treasury bond due 15 August 2016. Dividends, if paid, will be paid half-yearly in arrear until 14 November 2016. The preference shares are callable at par on 14 November 2016, and on every subsequent tenth anniversary dividend date, and if not called, the dividend will be set at a floating rate equal to 103.5 basis points over three month US dollar LIBOR.

No application has been or will be made to list the preference shares on the London Stock Exchange or any other stock exchange.

This announcement is not an offer for sale of securities in the United States. The preference shares have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act.


Enquiries:
Michael Oliver
Director of Investor Relations
Lloyds TSB Group plc
020 7356 2167
E-mail: michael.oliver@ltsb-finance.co.uk

Sarah Pollard
Senior Manager, Investor Relations
Lloyds TSB Group plc
020 7356 1571
E-mail: sarah.pollard@ltsb-finance.co.uk

Mary Walsh
Director of Corporate Relations
Lloyds TSB Group plc
020 7356 2121
E-mail: mary.walsh@lloydstsb.co.uk


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date: 08 November 2006